

Mail Stop 3561

January 31, 2018

Via E-mail
Mr. David K. Jones
Chief Financial Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, NY 10018

> **Re:** **Iconix Brand Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Response dated January 12, 2018**
> **File No. 001-10593**

Dear Mr. Jones:

We have reviewed your January 12, 2018 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Trademark & Goodwill Impairment, page 47

#.   We note your disclosure indicates that the trademark impairment of $521.7 million primarily related to write-downs in the women's segment and men's segment were due to a combination of factors, including DTR non-renewals, revised forecasted future earnings, an overall decline in sales in the retail industry and a decline in the Company's stock price and related market capitalization. In order to provide investors with a better understanding of your financial condition and results of operations, please expand your disclosure to separately identify any material impairments of individual trademarks and the specific underlying causes, including trends, demands, events or uncertainties that gave rise to the impairments. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

You may contact Myra Moosariparambil at (202) 551-3796 or me at (202) 551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining